Exhibit (a)(1)(L)

BNN Technology PLC Announces Termination of Tender Offer for Shares of MICT Common Stock

NEW YORK, NY (June 5, 2019) — BNN Technology PLC (“BNN”) today announced that it has terminated its previously announced tender offer to purchase up to 1,953,423 shares of the common stock of MICT, Inc. (NASDAQ: MICT) (“MICT”) at a purchase price of $1.65 per share, net to the seller, in cash. The tender offer was made in accordance with the acquisition agreement, dated as of December 18, 2018, between BNN, MICT and other parties thereto (the “Acquisition Agreement”), and was due to expire at 5:00 p.m. EDT, on Friday, June 7, 2019.

BNN’s obligation to purchase the shares of common stock of MICT pursuant to the tender offer was subject to various terms and conditions specified in the Offer to Purchase and the related Letter of Transmittal filed with the U.S. Securities and Exchange Commission and distributed to MICT’s stockholders, including a condition that neither MICT nor its subsidiaries has proposed the issuance or sale of any additional equity securities other than as set forth in the Acquisition Agreement (the “Offer Condition”). On June 4, 2019, MICT entered into a securities purchase agreement with a group of investors pursuant to which MICT agreed to issue shares of preferred stock and warrants to purchase shares of common stock to the investors in a private placement (the “Investment”). As a result of the Investment, the Offer Condition has not been satisfied and therefore BNN has exercised its right to terminate the tender offer.

No shares were purchased by BNN in the tender offer and all shares previously tendered but not withdrawn will be promptly returned.

This communication constitutes a formal termination of the tender offer, and a formal notification that BNN will not accept for purchase any shares of common stock of MICT tendered in connection with the tender offer. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any shares of MICT or any other securities.

About BNN Technology PLC

BNN Technology PLC is a Chinese technology, content and services company that builds long-term partnerships to deliver China’s citizens with value-added services, content and evolving opportunities. BNN principally engages in providing technology to partners to facilitate fulfilment of payments online and on mobile apps through partnerships or affiliate agreements and, developing digital content, both online and mobile. BNN works with its strategic partner Xinhuatong to facilitate mobile payments and other key services on the Xinhua News mobile app in 12 provinces in China. BNN’s technology platform enables urban and rural communities across China to access exclusive content and pay for more services online.

Forward Looking Statements

Certain statements contained in this press release are forward-looking statements and are based on future expectations, plans and prospects that involve a number of risks and uncertainties. Forward looking statements can be identified by use of words such as “believe,” “intend,” “expect,” “potential,” “will,” “may,” “should,” “estimate,” “anticipate” and derivatives or negatives of such words or similar words. The forward-looking statements and other information in this release are made as of the date hereof and are subject to risks and uncertainties, including risks related to the transactions contemplated by the Acquisition Agreement. Stockholders and investors are cautioned that the occurrence of any of these risks or uncertainties may cause actual results to differ materially from those contemplated, expressed, projected, anticipated or implied in the forward-looking statements. New factors may emerge from time to time, and it is not possible for BNN to predict new factors, nor can BNN assess the potential effect of any new factors on it. BNN undertakes no obligation (nor does it intend) to publicly supplement, update or revise such statements on a going-forward basis, whether as a result of subsequent developments, changed expectations or otherwise, except as required by law.

Contact:

Morrow Sodali LLC

470 West Avenue

Stamford, CT 06902

Tel: (800) 662-5200 or banks and brokers can call (203) 658-9400

Email: MICT.info@morrowsodali.com